

Kent Wagner · 2nd

Partner, Fractional COO, Recruiter, EOS Implementer at 10X Special Ops

Charleston, South Carolina Metropolitan Area · Contact info

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10X Special Ops

University of Michigan

Providing services
HR Consulting, Business Consulting, and Management Consulting
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Experience

Partner, Fractional COO, Recruiter, and EOS Implementer
10X Special Ops
Nov 2016 – Present · 4 yrs 8 mos
Charleston,SC; Raleigh,NC; Honolulu,HI

10X Special Ops will optimize your business. Each of our partners has 30 years of successful entrepreneurial experience. We offer a wide ranging set of consulting services and we also roll up our sleeves and help get it done. We have been in your shoes, lived your life, and felt your joys and pains. This puts us in a unique position to work with you to assess opportunities and issues and to help you optimize your business. We believe in delivering results to your business. Our expertise comes from our experience, and we have found that this can be applied to virtually any business, no matter the size or industry.

Talent Acquisition Expert and Co-Founder
Talinity, LLC
Aug 2019 – Present · 1 yr 11 mos
Austin, Texas, United States

Revolutionizing the way we hire and find jobs with a human touch.

Talinity makes it simple, easy, and financially rewarding for everyone to recommend the perfect colleague from their own personal and professional network for the perfect ...see more

Fractional COO
Kickit
Oct 2018 – Present · 2 yrs 9 mos

After 3+ years with www.thesidekik.com we have officially launched a new brand and product line which can be found at www.kickit.net - Where Soccer meets Badminton!

• Evaluated and assessed soccer product retail industry needs which in turn led to ...see more

Chief Operating Officer
CPR - Cell Phone Repair
Oct 2015 – Nov 2016 · 1 yr 2 mos
South Carolina

South Carolina

CPR is the Nation's largest and oldest Cell Phone Repair Franchise. Currently ranked #175 on Entrepreneur's Franchise 500

I was recruited to turn-around stores at a flailing franchise start-up and open an ac ...see more

President/Founder
Millennium Music/AbundaTrade.com
1994 – 2015 · 21 yrs
Charleston, South Carolina Area

Founded and operated five large Millennium Music stores and franchises in the Carolinas generating $75M in gross sales from 1994-2008. Handled all functions related to owning and operating the business.
Founded and operated AbundaTrade.com, an online recommerce ...see more

Education

University of Michigan
Bachelor's Degree, Economics and Psychology
1986 – 1988

Washington University in St. Louis
Economics and Psychology
1984 – 1986
Activities and Societies: Baseball (Outfielder/DH)

Darien High School

Volunteer experience

Big Brother
Big Brothers Big Sisters of America
Jan 1995 – Jan 2007 · 12 yrs 1 mo

Big Brother to one young man from the age of nine until he graduated from the program at 18. We have maintained a close personal relationship beyond the program. I am Godfather to his daughter. It has been extremely rewarding and a great joy in my life.

Den Leader
Boy Scouts of America
Aug 2015 – Present · 5 yrs 11 mos

Baseball Coach
Park and Recreation
Mar 2013 – Present · 8 yrs 4 mos